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                          October 21, 2020

       Andrew Hidalgo
       Chief Executive Officer
       Vision Hydrogen Corporation
       95 Christopher Columbus Drive, 16th Floor
       Jersey City, NJ 07302

                                                        Re: Vision Hydrogen
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 14,
2020
                                                            File No. 333-249478

       Dear Mr. Hidalgo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              James M. Turner